DMB ACQUISITION CORP.

250 W 55th St #3401,

New York, NY 1001

September 22, 2022

VIA EDGAR & TELECOPY

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Todd Schiffman

Re:	DMB Acquisition Corp.

Registration Statement on Form S-1

File No. 333-258284

Ladies and Gentlemen:

DMB Acquisition Corp. (the “Registrant”) previously filed the above-referenced registration statement on Form S-1 (the “Registration Statement”), with related amendments. Pursuant to Rule 477, promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby requests that the Registration Statement, together with all amendments and exhibits, be withdrawn at your earliest convenience.

The Registration Statement was never declared effective. The Registrant no longer wishes to register the securities in the Registration Statement. The Registrant represents that no securities have been sold pursuant to the Registration Statement. The Registrant believes withdrawal of the Registration Statement to be consistent with the public interest and the protection of investors.

The Registrant requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account to be offset against any future filing fees.

If you have any questions about this withdrawal request, please contact Giovanni Caruso, Esq. at (212) ) 407-4866.

Sincerely,

/s/ David Dobkin
David Dobkin
Chief Financial Officer